UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-31644

Hanson Australia Funding Limited

(formerly Hanson PLC)

The New York Stock Exchange, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1 Grosvenor Place

London, England SW1X 7JH
44-207-259-4156

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

5.25% Notes due 2013*

* Issued by Hanson Australia Funding Limited, an indirect wholly owned subsidiary of Hanson Limited, and guaranteed as to certain payments by Hanson Limited

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐                                    17 CFR 240.12d2-2(a)(1)

☐                                    17 CFR 240.12d2-2(a)(2)

☐                                    17 CFR 240.12d2-2(a)(3)

☐                                    17 CFR 240.12d2-2(a)(4)

☐                                    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒                                  Pursuant to 17 CFR 12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hanson Australia Funding Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 17, 2007	By:	/s/ Graham Dransfield
Date		Graham Dransfield
Legal Director